

*pls 3/r*

**11016970**

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing

# ANNUAL AUDITED REPORT
# FORM X-17A-5    FEB 2 5 2011
# PART III

Washington, DC
110

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: April 30, 2013 |
| Estimated average burden |
| hours per response......12.00 |

| SEC FILE NUMBER |
| --- |
| 8- 67518 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 1, 2010___ AND ENDING ___December 31, 2010___
   MM/DD/YY                                                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  SL Hare Capital, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10635 Santa Monica Blvd., Suite 115
                              (No. and Street)

Los Angeles                    California                    90025
   (City)                         (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sy Hare                                                 (310) 479-1680
                                                (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
               (Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | California | 91324 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Sy Hare_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SL Hare Capital, Inc._____, as of _____December 31_____, 20 _10____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of _C A l i f o r N i A_
County of _L o s A N g E l E S_
Subscribed ans sworn to (or affirmed) before me on this
_10_ day of _J A N u A R y_, _20 11_ by
_S y H A R E_____ proved to me on the
basis of satisfactory evidences to be the person who
appeared beofre me.

_____
Notary Public

_____
Signature

_C u A i x w o i + Q E D_

_____
Title

MADELINE D. JONES
COMM. # 1794887
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. APR. 5, 2012

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
SL Hare Capital, Inc.:

We have audited the accompanying statement of financial condition of SL Hare Capital, Inc. (the Company) as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SL Hare Capital, Inc. as of December 31, 2010, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940  *fax* 818.886.1924  *web* www.baicpa.com
LOS ANGELES  NEW YORK  OAKLAND                    *WE FOCUS & CARE*

## SL Hare Capital, Inc.
## Statement of Financial Condition
### December 31, 2010


### Assets

| | | |
|---|---|---:|
| Cash | $ | 145,034 |
| Deposit with clearing organization | | 100,421 |
| Receivables from officer | | 121,061 |
| Furniture and fixtures, net | | 14,522 |
| Prepaid expense | | 1,617 |
| Deposits | | 13,650 |
| **Total assets** | $ | 396,305 |


### Liabilities and Stockholders' Equity

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 6,018 |
| Income taxes payable | | 2,100 |
| **Total liabilities** | | 8,118 |

Commitments and contingencies

**Stockholders' equity**

| | | |
|---|---|---:|
| Common stock, no par value, 1,500 shares authorized, | | |
| 1,065 shares issued and outstanding | | 100,000 |
| Additional paid-in capital | | 588,363 |
| Accumulated deficit | | (300,176) |
| **Total stockholders' equity** | | 388,187 |
| **Total liabilities and stockholders' equity** | $ | 396,305 |

*The accompanying notes are an integral part of these financial statements.*

**SL Hare Capital, Inc.**
**Statement of Income**
**For the Year Ended December 31, 2010**

**Revenues**

| | | |
|---|---|---:|
| Financial advisory fees | $ | 562,937 |
| Syndicate income | | 291,508 |
| Interest income | | 130 |
| **Total revenues** | | 854,575 |

**Expenses**

| | |
|---|---:|
| Employee compensation and benefits | 360,002 |
| Professional fees | 14,325 |
| Occupancy and equipment rental | 59,210 |
| Other operating expenses | 332,304 |
| **Total expenses** | 765,841 |
| **Net income (loss) before income tax provision** | 88,734 |
| **Income tax provision** | 2,900 |
| **Net income (loss)** | $ 85,834 |

*The accompanying notes are an integral part of these financial statements.*

# SL Hare Capital, Inc.
## Statement of Changes in Stockholders' Equity
### For the Year Ended December 31, 2010

|  | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at December 31, 2009 | $ 100,000 | $ 588,363 | $ (386,010) | $ 302,353 |
| Net income (loss) | - | - | 85,834 | 85,834 |
| Balance at December 31, 2010 | $ 100,000 | $ 588,363 | $ (300,176) | $ 388,187 |

*The accompanying notes are an integral part of these financial statements.*

## SL Hare Capital, Inc.
## Statement of Cash Flows
## For the Year Ended December 31, 2010

**Cash flow from operating activities:**

| | | | |
|---|---|---|---|
| Net income (loss) | | | $ 85,834 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Depreciation expense | $ | 19,970 | |
| (Increase) decrease in assets: | | | |
| Deposit with clearing organization | | (421) | |
| Commissions receivable | | 103,713 | |
| Receivables from officer | | (55,295) | |
| Prepaid expense | | 1,529 | |
| Deposits | | (13,650) | |
| Increase (decrease) in liabilities: | | | |
| Accounts payable and accrued expenses | | (4,760) | |
| Income taxes payable | | 2,100 | |
| Total adjustments | | | 53,186 |
| | | | |
| **Net cash provided by (used in) operating activities** | | | 139,020 |
| | | | |
| **Cash flow from investing activities:** | | | |
| Purchase of furniture and fixtures | | (12,645) | |
| | | | |
| **Net cash provided by (used in) in investing activities** | | | (12,645) |
| | | | |
| **Net cash provided by (used in) financing activities** | | | - |
| | | | |
| **Net increase (decrease) in cash** | | | 126,375 |
| **Cash at beginning of year** | | | 18,659 |
| | | | |
| **Cash at end of year** | | | $ 145,034 |

**Supplemental disclosure of cash flow information:**

| | | |
|---|---|---|
| Cash paid during the year for: | | |
| Interest | $ | - |
| Income taxes | $ | 800 |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

SL Hare Capital, Inc. (the "Company") was incorporated in the State of California on May 23, 2006. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including a broker or dealer retailing corporate equity securities over-the-counter; municipal securities underwriting or selling group participant; and non-exchange member arranging for transactions in listed securities by exchange member.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on the trade date basis with related commission income and expenses also recorded on a trade date basis.

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined.

Financial advisory fees are recognized as earned on a pro rata basis over the term the contract.

**Note 1:  GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Furniture and fixtures are stated at cost.  Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company has elected to be an S Corporation and accordingly has its income taxed under Section 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimun franchise fee of $800.

**Note 2:  DEPOSIT WITH CLEARING ORGANIZATION**

The Company has a brokerage agreement with  Wedbush Securities ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker.  This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate.  The balance at December 31, 2010 was $100,421.

**Note 3:  FURNITURE AND FIXTURES, NET**

Furniture and fixtures are recorded net of accumulated depreciation and summarized by major classifications as follows:

|  |  | Useful Life |
|---|---|---|
| Furniture and fixtures | $    47,150 | 7 |
|  | 47,150 |  |
| Less: accumulated depreciation | (32,628) |  |
| Furniture and fixtures, net | $    14,522 |  |

Depreciation expense for the year ended December 31, 2010, was $19,970.

## Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is included in these financial statements. The tax provision recorded is the California franchise tax of $2,900.

## Note 5: RECEIVABLES FROM OFFICER

Receivables from officers represent advances on commissions. These advances are uncollateralized and non-interest bearing. The outstanding balance at December 31, 2010, was $124,061.

## Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 7: COMMITMENTS AND CONTINGENCIES

*Commitments*

On April 29, 2010, the Company entered into a lease agreement for office space under a non-cancelable lease which commenced July 1, 2010 and expires September 30, 2013. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

At December 31, 2010, the minimum annual payments are as follows:

| Year Ending December 31, | | |
|---|---|---|
| 2011 | $ | 60,738 |
| 2012 | | 62,586 |
| 2013 | | 48,162 |
| 2014 & thereafter | | - |
| | $ | 171,486 |

## Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2010, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| Statement No. | Title | Effective Date |
|---|---|---|
| 2009-01 | The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162 | After September 15, 2009 |
| 2010-06 | Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements | After December 15, 2009 |
| 2010-09 | Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements | After February 24, 2010 |
| 2009-16 | Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140 | After November 15, 2009 |
| 2009-17 | Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities | After November 15, 2009 |

## Note 8:  RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 9:  NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2010, the Company had net capital of $236,916 which was $136,916 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($8,118) to net capital was 0.03 to 1, which is less than the 15 to 1 maximum allowed.

## Note 10:  RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $4,648 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 241,564 |
| Adjustments: | | |
| Accumulated deficit | $ (13,554) | |
| Non-allowable assets | 8,906 | |
| Haircuts & undue concentration | - | |
| Total adjustments | | (4,648) |
| Net capital per audited statements | | $ 236,916 |

## SL Hare Capital, Inc.
### Schedule I - Computation of Net Capital Requirements
### Pursuant to Rule 15c3-1
### As of December 31, 2010

**Computation of net capital**

| | | | |
|---|---|---|---|
| Common stock | $ | 100,000 | |
| Additional paid-in capital | | 588,363 | |
| Accumulated deficit | | (300,176) | |
| **Total stockholders' equity** | | | $ 388,187 |
| Less: Non-allowable assets | | | |
| Receivables from officer | | (121,061) | |
| Furniture and fixtures, net | | (14,522) | |
| Excess clearing deposit | | (421) | |
| Prepaid expense | | (1,617) | |
| Deposits | | (13,650) | |
| **Total non-allowable assets** | | | (151,271) |
| **Net capital** | | | 236,916 |

**Computation of net capital requirements**

Minimum net capital requirements

| | | | |
|---|---|---|---|
| 6 2/3 percent of net aggregate indebtedness | $ | 541 | |
| Minimum dollar net capital required | $ | 100,000 | |
| Net capital required (greater of above) | | | (100,000) |
| **Excess net capital** | | | $ 136,916 |

Ratio of aggregate indebtedness to net capital          0.03 : 1

There was a difference of $4,648 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2010, (See Note 10).

**SL Hare Capital, Inc.**
**Schedule II - Computation for Determining of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2010**

A computation of reserve requirements is not applicable to SL Hare Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

**SL Hare Capital, Inc.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2010**

Information relating to possession or control requirements is not applicable to SL Hare Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

SL Hare Capital, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2010



**BREARD & ASSOCIATES, INC.**
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
SL Hare Capital, Inc.:

In planning and performing our audit of the financial statements of SL Hare Capital, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.    Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2.    Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324     *i*
*phone* 818.886.0940  *fax* 818.886.1924  *web* www.baicpa.com

LOS ANGELES  NEW YORK  OAKLAND                                    *WE FOCUS & CARE*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2011

SL Hare Capital, Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Period Ended December 31, 2010



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
SL Hare Capital, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedules of Securities Investor Protection Corporation Assessments and Payments (Forms SIPC-6 and SIPC-7) of SL Hare Capital, Inc. ("the Company") for the period from January 1, 2010 to December 31, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1.  Compared listed assessment payments with respective cash disbursements records entries;

2.  Compared amounts reported on the unaudited Form X-17A-5 for the period from January 1, 2010 to December 31, 2010, with the amounts reported in General Assessment Reconciliations (Forms SIPC-6 and SIPC-7);

3.  Compared any adjustments reported in Forms SIPC-6 and SIPC-7 with supporting schedules and working papers;

4.  Proved the arithmetical accuracy of the calculations in Forms SIPC-6 and SIPC-7 and in the related schedules and working papers supporting adjustments; and

5.  Compared the amount of any overpayment applied with Forms SIPC-6 and SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Forms SIPC-6 and SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of SL Hare Capital, Inc. taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2011

A

**SL Hare Capital, Inc.**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Period Ended December 31, 2010**

|  | Amount |
|---|---|
| Total assessment | $ 2,102 |
| SIPC-6 general assessment Payment made on July 8, 2010 | (1,309) |
| SIPC-7 general assessment Payment made on January 11, 2011 | (793) |
| Total assessment balance overpaid | $ — |